Filed by Chesapeake Utilities Corporation Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Chesapeake Utilities Corporation

Commission File No.: 001-11590

Date: February 4, 2015

Chesapeake Utilities Corporation

Merger with Gatherco, Inc.

February 4, 2015

11 a.m. ET

Forward Looking Statements and Other Disclosures

Forward-Looking Statements

This document includes statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include statements regarding benefits of the proposed Merger, anticipated future financial operating performance and results, including estimates of growth and expectation that earnings will be accretive in its first full year of operation following the Merger. These statements are based on the current expectations of Chesapeake’s management. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. These risks and uncertainties include the following: Gatherco may be unable to obtain the shareholder approval required for the Merger; conditions to the closing of the Merger may not be satisfied; problems may arise in successfully integrating Gatherco’s business; the Merger may involve unexpected costs or unexpected liabilities, or the tax treatment of or accounting for the Merger may be different from the companies’ expectations; Gatherco’s business may suffer as a result of uncertainty surrounding the transaction; the natural gas industry may be subject to future regulatory or legislative actions that could adversely affect the combined company; and the combined company may be adversely affected by other economic, business, and/or competitive factors post-transaction. Additional factors that may affect the future results of Chesapeake Utilities are set forth in its respective filings with the SEC, which are available at investor.shareholder.com/CPK/sec.cfm. Chesapeake Utilities undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Forward Looking Statements and Other Disclosures (continued)

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed Merger, Chesapeake Utilities’ registration statement on Form S-4, which will include a proxy statement of Gatherco, as well as other materials, will be filed with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHESAPEAKE UTILITIES, GATHERCO AND THE PROPOSED MERGER. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about Chesapeake Utilities at http://www.sec.gov, the SEC’s Web site. Free copies of Chesapeake Utilities’ SEC filings are also available on Chesapeake Utilities’ Web site at investor.shareholder.com/CPK/sec.cfm.

Chesapeake Utilities and Gatherco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Gatherco’s shareholders in connection with the proposed merger. Information about the directors and executive officers of Chesapeake Utilities is set forth in the proxy statement for Chesapeake Utilities’ 2014 Annual Meeting of Stockholders, as filed with the SEC on a Schedule 14A on April 1, 2014 and Form 10-K filed with the SEC on March 6, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Merger may be obtained by reading the registration statement, proxy statement/prospectus and other materials to be filed with the SEC regarding the proposed Merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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Merger Overview

Chesapeake Utilities Corporation (Chesapeake Utilities) and Gatherco, Inc. (Gatherco) have entered into a merger agreement whereby Chesapeake will acquire the outstanding stock of Gatherco

Gatherco will merge with a newly formed, wholly-owned subsidiary of Chesapeake Utilities, Aspire Energy of Ohio, LLC

Transaction is valued at approximately $59.2 million

Expected to close in the second quarter of 2015

Projected to be accretive to EPS during 2016 – the first full calendar year of operations

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Transaction Summary

Consideration

Gatherco shareholders will receive cash and shares of Chesapeake Utilities in exchange for their Gatherco shares and stock options

Approximately 593,005 shares will be issued to Gatherco shareholders pursuant to the transaction

Chesapeake Utilities Equity Consideration $29.9 Million

Cash Consideration 19.9 Million

Cash Consideration – Gatherco Stock Options 7.7 Million

Acquired Debt 1.7 Million

Total Purchase Price $59.2 Million

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Chesapeake Utilities Total Capitalization

(in thousands)

Shareholders’ Equity Long-Term Debt Short-Term Debt *

$650,000 $600,000 $550,000 $500,000 $450,000 $400,000 $350,000 $300,000 $250,000 $200,000 $150,000 $100,000 $50,000 $0

12/31/10 12/31/11 12/31/12 12/31/13 9/30/2014 ProForma**

$111,582 $82,282 $117,019 $165,044 $69,395 $165,044 $42,903 $73,174 $101,907 $117,592 $110,285 $89,642

$326,121 $278,773 $296,221 $240,780 $256,598 $226,239

Equity/Permanent Capitalization 71.6% 68.6% 71.6% 70.3% 64.2% 66.4%

Equity/Total Capitalization 58.2% 61.1% 60.0% 54.3% 54.5% 54.1%

*Short-term debt includes current portion of long-term debt.

** Pro Forma represents Chesapeake Utilities’ 9/30/2014 Total Capitalization, plus the consideration paid for Gatherco.

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Chesapeake’s Existing Service Areas

Delaware and Maryland

Natural Gas Interstate Transmission

Natural Gas Local Distribution

Propane Distribution

Virginia

Propane Distribution

Pennsylvania

Natural Gas Interstate Transmission

Propane Distribution

Florida

Natural Gas Intrastate Transmission

Natural Gas Local Distribution

Electricity Distribution

Combined Heat and Power Project

Propane Distribution

Gatherco/Aspire Energy of Ohio

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Chesapeake Business Structure

Regulated Energy

Natural Gas Distribution

Natural Gas Transmission

Electric Distribution

Unregulated Energy

Propane Distribution

Propane Wholesale Marketing

Natural Gas Marketing

Aspire Energy of Ohio, LLC

Chesapeake Utilities /

Aspire Energy of Ohio Management

Chesapeake Utilities’ management team remains unchanged

Outgoing Gatherco President and CFO to be retained as consultants for 12 months

All other Gatherco employees will be retained and incentivized to facilitate growth

Aspire Energy of Ohio will report to Elaine B. Bittner, Senior Vice President of Chesapeake Utilities

Aspire Energy of Ohio business

development will be supported by Chesapeake Utilities’ Strategic Development team

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Required Approvals and Next Steps

State Regulatory Approvals

Have obtained all necessary approvals regarding securities to be issued

Will be filing the appropriate notices

Securities and Exchange Commission

Filing and Review of S-4 and proxy statement

Other

NYSE listing application

Gatherco Shareholder Approval

Closing expected in second quarter of 2015

Manage comprehensive pre- and post- closing transition plans

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Overview of Gatherco’s Business

Established in 1997 in conjunction with the acquisition of certain Columbia Gas Transmission natural gas gathering assets in Ohio

Assets include 16 gathering systems and over 2,000 miles of pipelines in Central and Eastern Ohio

Provides natural gas gathering services and natural gas liquid processing services to over 300 producers, and supplies natural gas to over 6,000 customers in Ohio through the expanding Consumers Gas Cooperative, an independent entity which Gatherco manages under a long-term operating agreement

Exclusively provides wholesale natural gas to Columbia Gas of Ohio’s distribution systems, serving approximately 24,000 customers

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Natural Gas Continues to Have a Price Advantage

$30 $25 $20 $15 $10 $5 $0

Jan-07 Jan-08 Jan-09 Jan-10 Jan-11 Jan-12 Jan-13 Jan-14 Jan-15

Henry Hub Natural Gas Spot Price

North American Spot LPG Propane Price / Mont Belvieu (Conversion Factor: /.091)

No. 6 3% Fuel Oil (Conversion Factor: /6.3)

No. 2 ULSD Fuel Oil (Conversion Factor: /.138)

Source: Bloomberg NYMEX

Provide natural gas to Columbia Gas of Ohio approx. 24,000 customers.

December 31, 2014

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Gatherco’s Natural Gas Supply Chain

Gather wellhead natural gas production.

Own and operate two (2) gas processing plants.

Own and operate ~2,000 miles of pipeline.

Provide natural gas to Consumers Gas Cooperative approx. 6,000 customers.

Buy and sell natural gas and natural gas liquids with

third-party marketers.

Transport gas to third-party transmission systems.

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Map of Gatherco Infrastructure

Ohio

16 systems spanning

Central and Eastern Ohio

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Strategic Rationale

Currently:

View this business as very similar to our current businesses

Gatherco already as a successful growth strategy

Transaction accretive in 2016 – the first full calendar year of operations

Looking Forward:

Gatherco’s growth strategy can be expanded

Opportunity to earn returns above utility returns

Footprint provides a foothold in a market with significant long-term growth potential

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Growth Strategies

Traditional Growth Strategies

Regulated Energy

NG transmission and distribution expansions

Residential and commercial customer growth in existing markets

On main conversions

Major industrial customers

Acquisitions

Unregulated Energy

Organic growth

Wholesale

Community Gas Systems

Startups

Acquisitions

Current Growth Strategies

Regulated Energy

Conversion programs for residential

and commercial customers

System reliability and infrastructure program

New applications for natural gas

Transportation service for power generation

Unregulated Energy

Compressed natural gas (CNG)

Liquefied Natural Gas (LNG)

Propane Fueled Vehicles

Combined Heat and Power projects (CHP)

Midstream Opportunities

Gatherco Acquisition

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Chesapeake’s Investment Proposition

Engaged employees that are focused on identifying opportunities to expand our service offerings within and beyond our current markets

Portfolio of strong, efficient utility and non-utility businesses that continue to focus on maximizing organic growth

Strong balance sheet and credit ratings, coupled with access to new capital

Expand capacity for growth as a result of increased business development resources and capabilities to develop new energy related business lines

Positioned to have sustainable dividend growth that is supported by earnings growth

Successful track record and focus on continued long-term growth

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Financial Metrics Performance Summary

Performance Metrics

Chesapeake Results

For periods ending 9/30/14 unless otherwise noted 1 Year 3 Year 5 Year

Capital Expenditures / Total Capitalization 19.1% 18.8% 22.7%

Earnings Per Share Growth (CAGR) 7.9% 9.6% 12.3%

Return on Equity 12.4% 12.0% 12.0%

Dividends Per Share Growth (CAGR) for the periods ending 12/31/14 5.3% 5.4% 5.1%

Earnings Retention Ratio 57.3% 54.8% 53.9%

Total Shareholder Return for the periods ending 12/31/14 27.1% 87.0% 171.5%

Note: Blue shading denotes performance that represents top quartile results relative to the peer group.

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Closing

THANK YOU! Michael P. McMasters, President & CEO 302.734.6799; mmcmasters@chpk.com Beth W. Cooper, Senior Vice President & CFO 302.734.6022; bcooper@chpk.com

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